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SEC FILE NUMBER
8-67371

SEC Mail Processing

MAR 0 3 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Union Square Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Embarcadero Center, Suite 950
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Harriet Britt	415-501-8090	harriet.britt@usadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Armanino LLP
(Name – if individual, state last, first, and middle name)

50 W. San Fernando Rd. West, Suite 600	San Jose	CA	94583
(Address)	(City)	(State)	(Zip Code)

10/20/2003	32
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Harriet Britt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Union Square Advisors, LLC, as of February 28, 2022, 2____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Compliance Officer

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of Covid-19
Notary Public Concerns and the difficulties arising from Covid 19- Union Square Advisors LLC is making the filing without a notarization.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

Union Square Advisors LLC
Statement of Financial Condition
December 31, 2021

ASSETS		
Cash and cash equivalents	$	2,787,789
Accounts receivable, net		568,362
Other receivables		24,636
Related party receivables		711,725
Prepaid expenses		426,472
Restricted Cash		503,350
Investment in non-marketable security		2,206,162
Property and Equipment, net		52,114
Right of use asset		908,428
Intangible assets, net		465
Total assets	$	8,189,503
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	796,239
Lease liability		993,602
Total liabilities		1,789,841
Member's Equity		6,399,662
Total liabilities and member's equity	$	8,189,503

Union Square Advisors LLC
Statements of Income and Member's Equity
For the Year Ended December 31, 2021

STATEMENT OF INCOME

Revenue	
Transaction and advisory fees	$ 52,869,680
Engagement fees	2,895,000
Gain on debt forgiveness	935,100
Other income, net	6,404
Total revenue	56,706,184
Expenses	
Compensation and benefits	30,215,429
Occupancy and related	1,674,002
Research service fees	1,191,774
Licensing, permits and taxes	366,905
Travel and entertainment	71,979
Professional fees	922,500
Advertising and promotion	326,643
Depreciation and amortization	36,704
Bad debt expense	416,700
Other operating expenses	488,833
Total expenses	35,711,469
Net Income	$ 20,994,715

STATEMENT OF MEMBER'S EQUITY

Member's Equity, December 31, 2020	$ 1,934,818
Net Income	20,994,715
Member Distributions	(16,529,871)
Member's Equity, December 31, 2021	$ 6,399,662

Union Square Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities	
Net income	$ 20,994,715
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on debt forgiveness	(935,100)
Depreciation and amortization	36,704
Loss on disposal of property and equipment	11,108
Unrealized loss on investment in non-marketable security	16,776
Changes in operating assets and liabilities:	
Accounts receivable, net	(2,572,634)
Other receivables	(636)
Employee advance receivables	3,549
Related party receivables	(632,247)
Prepaid expenses	(109,653)
Right of use asset	802,070
Accounts payable and accrued expenses	302,231
Lease liability	(749,900)
Net cash provided by operating activities	17,166,983
Cash Flows from Investing Activities	
Purchase of property and equipment	(53,873)
Net cash used in investing activities	(53,873)
Cash Flows from Financing Activities	
Distributions to member	(16,529,871)
Net cash used in financing activities	(16,529,871)
Net Increase in Cash, Cash Equivalents and Restricted Cash	583,239
Cash, Cash Equivalents and Restricted Cash, December 31, 2020	2,707,900
Cash, Cash Equivalents and Restricted Cash, December 31, 2021	$ 3,291,139

Supplemental Schedule of Non-Cash Investing Activity

Purchase of investment in non-marketable security in exchange for transaction fee	$ 2,222,938
Right of use asset obtained in exchange for operating lease liability	$ 1,060,666

1. Nature of Business

Union Square Advisors LLC (the "Company") was formed as a Delaware limited liability company on June 15, 2006, originally as Seacliff Group, LLC and subsequently changed its name to Union Square Advisors LLC. The Company is approved by FINRA as a broker-dealer in California, where it is headquartered, and New York, where it maintains an office. The Company is also approved as a broker-dealer in the following states and jurisdictions: Colorado, Connecticut, the District of Columbia, Florida, Illinois, Maryland, Massachusetts, North Carolina, Pennsylvania, Texas, Utah, Virginia, and Washington.

The Company provides customized strategic mergers and acquisitions and private placement advice to technology growth companies.

2. Significant Accounting Policies

Revenue Recognition:

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transactions price").

In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Transaction and advisory fees, including commissions related to private placements of securities, can be both fixed and variable and are generally recognized at the point in time that performance under the arrangement is completed, or the closing date of the transaction. Engagement fees are typically fixed and recorded at the point in time the fee is billed as that is when the performance obligations have been satisfied.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents:

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such deposits may be in excess of federally insured limits.

Restricted Cash:

Restricted cash represents certificates of deposit held for the Company's letters of credit on its New York and San Francisco lease agreements.

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, fixtures, equipment, computer hardware, and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years.

Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Intangible Assets:

Intangible assets, which consist of domain names, are stated at cost and amortized over their estimated useful lives of 15 years using the straight-line method.

Long-lived Assets:

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. No impairments have been recognized as of December 31, 2021.

2. Significant Accounting Policies (continued)

Income Taxes:

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax, New York state unincorporated business tax, and the LLC gross receipts fees are reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2021, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Advertising and Promotion Costs:

The Company expenses advertising costs as incurred.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, investment and accounts receivable. The Company maintains its cash and cash equivalents and restricted cash with one domestic financial institution. At December 31, 2021, the Company's balances exceeded the Federal Deposit Insurance Corporation's insurable limit of $250,000. To date, the Company has not experienced any losses on its cash and cash equivalents.

2. Significant Accounting Policies (continued)

Accounts Receivable:

Accounts receivable are contract assets consisting of client transaction and advisory fees, engagement fees and client reimbursables. Client reimbursables consist of out-of-pocket client expenses. The Company uses the allowance method to account for uncollectible accounts. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for doubtful accounts at a level considered to be adequate to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Bad debt recoveries are included in income as realized. There was no allowance for doubtful accounts at December 31, 2021.

Major Customers:

Major customers are defined as those customers providing 10% or more of revenue. In 2021, two customers accounted for approximately 27% of total revenue for the year ended December 31, 2021.

Fair Value Measurement:

At December 31, 2021, the Company's investment is in privately held equity securities of one entity. Privately held securities are subject to restriction on resale and are carried at estimated fair value, as determined by the Company, after giving consideration to recent sales prices of issuers' securities, operating results, financial condition and other pertinent information. Because of the inherent uncertainty of valuations; however, estimated fair values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

The Company uses a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. The three-level hierarchy prioritizes within the measurement of fair value, the use of market-based information over entity-specific information. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

2. Significant Accounting Policies (continued)

Fair Value Measurement: (continued)

The three-level hierarchy for fair value measurements is defined as follows:

Level I: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level II: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level III: Inputs to the valuation methodology, which are significant to the fair value measurement, are unobservable.

The Company's investment in non-marketable security is classified as Level III investments under the fair value hierarchy.

An investment's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Level III Valuation Techniques

The valuation of non-public investments requires significant judgment by management due to the absence of quoted market values, inherent lack of liquidity and the long-term nature of such assets. A variety of factors are reviewed by the Company, including, but not limited to, financing and sales transactions with third parties, current operating performance and future expectations of the particular investment, changes in market outlook and the third-party financing environment. The Company's private investment in equity includes a market price are not observable.

The fair value of the private equity investment was valued initially based upon transaction price. The fair value of the private equity instrument is determined by reference to projected earnings multiples, the discounted cash flow method, public market or private transactions, valuations for comparable companies and other measures which were unaudited at the time received. The valuation was derived by reference to observable valuation measures for comparable companies or transactions (e.g. multiplying a key performance metric of the investee company by a relevant valuation multiple observed in the range of comparable companies or transactions), adjusted by the Company for differences between the investment and the referenced comparable.

2. Significant Accounting Policies (continued)

Fair Value Measurement: (continued)

At December 31, 2021, fair value for the investment categorized in Level III of the fair value hierarchy was based on quantitative unobservable inputs not internally developed. Such items include financial instruments for which the determination of fair value is based on prices from prior transactions or third-party pricing information without adjustment. Significant increases (decreases) in any of these inputs in isolation would result in a significantly higher (lower) fair value measurement.

The table below presents the purchases for investments classified by the Company within Level III of the fair value hierarchy, during the year ended December 31, 2021:

	Preferred Stock	Total
Purchases	$ 2,222,938	$ 2,222,938

There were no fair value transfers into or out of Level III for the year ended December 31, 2021.

Unrealized Loss on Investment:

The difference between the original cost and the estimated fair value of the investment owned at the end of the period represents cumulative unrealized gain or loss.

Risks and Uncertainties:

The Company is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from larger companies, volatility of the industry, ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company and general economic conditions.

The global impact of the novel coronavirus (COVID-19) continues to be an evolving situation. The virus has disrupted much of society, impacted global travel and supply chains, and adversely impacted global commercial activity in most industries. The continued rapid development of this situation and uncertainty regarding potential economic recovery precludes any prediction as to the ultimate adverse impact of COVID-19 on financial markets and economic conditions. The estimates and assumptions underlying these financial statements are based on the information available, including judgments about the financial markets and economic conditions which may change over time.

3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of the aggregated indebtedness (as defined) to net capital shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2021, the Company has net capital of $1,906,371, which was $1,847,581 in excess of its required net capital of $58,790. Assets totaling $4,493,286 were excluded from the calculation of the Company's net capital as they were classified as non-allowable assets. The Company's ratio of aggregate indebtedness to net capital is 0.4624 to 1 as of December 31, 2021.

4. Exemption from Rule 15c3-3

In November 2020, the Company amended its membership agreement with FINRA and will not claim an exemption from Rule 15c3-3 of the U.S. Securities and Exchange Commission act of 1934, in reliance on Footnote 74 to SEC Release No. 34-70073. The Company does not hold funds or securities for customers, and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

5. Balance Sheet Components

Property and Equipment:

Property and equipment consists of the following at December 31, 2021:

Leasehold improvements	$	565,428
Computer equipment		10,438
Furniture and fixtures		165,245
		741,111
Less accumulated depreciation and amortization		(688,997)
	$	52,114

Intangible Assets:

Intangible assets consist of the following at December 31, 2021:

Registered domain name	$	7,000
Less accumulated depreciation and amortization		(6,535)
	$	465

6. Commitments and Contingencies

Operating Leases:

The Company leased office space in San Francisco under a non-cancelable operating lease which expired in June 2021. In July 2021, the Company entered into a new lease for office space in San Francisco under a non-cancelable lease which expires in March 2025. The Company also leases office space in New York under a non-cancelable lease agreement that was extended through January 31, 2022. The Company entered into a new office lease in New York for a term from January 2022 through March 2025.

6. Commitments and Contingencies (continued)

Operating Leases: (continued)

Amounts reported in the statement of financial condition at December 31, 2021 related to the operating leases include a right of use lease asset of $908,428 and a lease liability of $993,602. The operating lease assets are amortized over their estimated useful lives. The remaining lease term for the operating right of use lease is 2.75 years and the discount rate applied is 5%.

Estimated aggregate future minimum lease payments for the non-cancelable operating leases are as follows:

Years ending December 31:	
2022	$ 654,000
2023	628,000
2024	538,000
2025	60,000
Total minimum lease payments	1,880,000
Less: lease obligations entered into subsequent to year-end	(777,000)
Less: imputed interest	(109,000)
Present value of future minimum lease payments	$ 994,000

Lease costs for the year-ended December 31, 2021 include operating lease expense totaling $1,059,720.

Letters of Credit:

At December 31, 2021, the Company has letters of credit in the favor of its New York and San Francisco office landlords. The New York offices letters of credit are in the amounts of $323,703 and $79,647, expiring in March 2022 and March 2025, respectively. The San Francisco office letter of credit is in the amount of $100,000 and expires in September 2024.

7. Paycheck Protection Program

In April 2020, the Company received loan proceeds of $935,100 from a promissory note issued by First Republic Bank, under the Paycheck Protection Program ("PPP") which was established under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act and is administered by the U.S. Small Business Administration ("SBA"). The term of the loan was two years and the annual interest rate was 1.00%. Payments of principal and interest were deferred for the first ten months of the loan. Under the terms of the CARES Act, PPP loan recipients were able to apply for and be granted forgiveness for all or a portion of the loans granted under the PPP. In June 2021, the SBA forgave the entire balance of the loan. Forgiveness of the loan has been recognized as an other gain on the statement of income.

8. Employee Benefit Plan

The Company has a profit sharing/401(k) plan for the benefit of its employees. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company may make a discretionary contribution. The Company did not make a contribution to the plan during the year ended December 31, 2021.

9. Subsequent Events

The Company has evaluated subsequent events through February 28, 2022, the date the financial statements were available to be issued. No other subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

SUPPLEMENTARY INFORMATION

Union Square Advisors LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

Computation of net capital			
Member's equity at December 31, 2021		$	6,399,662
Non-allowable assets			(4,493,286)
Net capital before haircut on securities position			1,906,376
Haircut on securities			(5)
Net capital		$	1,906,371
Aggregate indebtedness		$	881,413
Computation of net capital requirement			
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$	58,790
Minimum dollar net capital requirement	(B)	$	5,000
Net capital requirement (greater of (A) or (B))		$	58,790
Excess net capital (net capital, less net capital requirement)		$	1,847,581
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$	1,818,230
Aggregate indebtedness to net capital			46.24%

There are no material differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Report as of December 31, 2021.

Union Square Advisors LLC
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2021

The Company does not claim an exemption under paragraph (k) of 17. 17 C.F.R. § 240.15c3-3 and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. § 240.17a-5.

The Company has complied with and met the identified requirements to rely on Footnote 74 of the SEC Release No. 34-70073.

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE REPORT ON EXEMPTION FROM SEC RULE 15c3-3 OF UNION SQUARE ADVISORS LLC FOR THE YEAR ENDED DECEMBER 31, 2021

To the Member of
Union Square Advisors LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Report on Exemption from Rule 15c3-3 pursuant to SEC Rule 17a-5 for the year ended December 31, 2021, in which (1) Union Square Advisors LLC (the "Company") did not claim an exemption under paragraph (k) of 17.C.F.R. § 240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Union Square Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based upon our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934, and related SEC Staff Frequently Asked Questions.

ARMANINO LLP
Armanino[LLP]
San Jose, California

February 28, 2022

MOORE

An independent firm associated with Moore Global Network Limited

Union Square Advisors, LLC

SEA 15c3-3 EXEMPTION REPORT

FOR THE YEAR ENDING DECEMBER 31, 2021

I, Harriet Britt, Chief Compliance Officer and Chief Administrative Officer of Union Square Advisors, LLC (the "Company") represent the following:

Union Square Advisors, LLC is a registered broker-dealer subject to Rule 17a5 as promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a5, "Reports to be made by certain brokers and dealers"). This report is prepared as required by 17 C.F.R. 240.18a-5(d)(i) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is filing the Exemption Report in reliance on footnote 74 to SEC Release 34-70073 adopting amendments to C.F.R. 240.17a5 because the Company limits its business activities exclusively to advisory services in mergers and acquisitions and in private placement activities;
2. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers. The Company did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception;
3. The Company met the identified exemption provisions in 17 C.F. R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2021 without exception, and
4. There were no exceptions during the most recent fiscal year in meeting the exemption provisions in 17 C.F.R 240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectively submitted,

Harriet Britt
Chief Compliance Officer
Chief Administrative Officer

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Union Square Advisors LLC
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Union Square Advisors LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Union Square Advisors LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP

Armanino[LLP]
San Jose, California

We have served as the Company's auditor since 2007.

February 28, 2022